Exhibit II-1
(English Language Summary)
SBI VeriTrans Co., Ltd.’s Extraordinary Report Concerning Execution of Share Exchange Agreement,
dated February 24, 2011
     A fair and accurate summary of the material provisions of the above-mentioned foreign language document is included in “Notice regarding Execution of Share Exchange Agreement to Convert SBI VeriTrans Co., Ltd. into a Wholly-Owned Subsidiary of SBI Holdings, Inc.”, dated February 24, 2011, attached as Exhibit I-1.

II-1-1